

06009465

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66741

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Upton Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 middle St.

(No. and Street)

Amherst, NH 03031

(City)   (State)   (Zip Code)

PROCESSED

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Upton 603 - 673 - 9462

(Area Code – Telephone Number)

JUL 20 2006

THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penchansky & Co.

(Name – if individual, state last, first, middle name)

70 Stark St   Manchester   NH   03101

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

RECEIVED

MAY 3 0 2006

160

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Richard A. Upton_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Upton Advisors, LLC_ , as of _5/17/06_ , 20 _06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

BONNIE LEE LESNIAK, Notary Public
My Commission Expires August 3, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UPTON ADVISORS, LLC

Management Report

For The Fiscal Year Ended December 31, 2005





March 6, 2006

To the Managing Member of:
Upton Advisors, LLC
Amherst, NH

In planning and performing our audit of the financial statements of Upton Advisors, LLC for the calendar year December 31, 2005, we considered the company's internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

This letter presents our overview of the operations and financial performance of the Company for the calendar year ended December 31, 2005, and raises issues where internal control and compliance should be strengthened.

This report is intended solely for the information and use of the Managing Member of the company.

Penchansky & Co. PLLC

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire

Operations and Management issues:

There were no deficiencies noted in our review of the system of internal control of the company.

Computation of Net Capital:

Total Ownership equity from Balance Sheet	$48,760.
Deductions	
Accounts receivable	$40,000.
Property and Equipment	$ 2,142.
Total Deductions	$42,142.
Net Capital	**$ 6,618.**

Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Act of 1934 Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The company uses Rule 15c3-1 which requires that the company maintain net capital of $5000. since the company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers.

At December 31, 2005, the company had net capital of $6,619. which is $ 1,619. in excess of the required net capital of $5,000.

Reconciliation:

As part of our examination, we reconciled the audited computer generated net capital computation of the 15c3-3 Reserve Requirements and the company's corresponding Unaudited Part IIA. No material differences were found.



PENCHANSKY & CO. PLLC
CERTIFIED PUBLIC ACCOUNTANTS

UPTON ADVISORS, LLC

Financial Statements
December 31, 2005

Table of Contents



To the Members of
Upton Advisors, LLC
Amherst, New Hampshire.

      We have audited the accompanying balance sheet of Upton Advisors, LLC (a New Hampshire Limited Liability Company) as of December 31, 2005, and the related statement of Income and Changes in Member's Capital and Statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Upton Advisors, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Penchansky & Co., PLLC
Certified Public Accountants
Manchester, New Hampshire.
March 6, 2006

UPTON ADVISORS, LLC
Balance Sheet
As of December 31, 2005

Assets

Current Assets:

Cash	$	6,618
Accounts Receivable		40,000
Total Current Assets		46,618

Property and Equipment:

Office Equipment	297
Office Furniture	300
Computer Equipment	1,545
Net Property and Equipment	2,142
Total Assets	$ 48,760

Liabilities and Member's Equity

Liabilities:

Total Liabilities	0

Member's Equity:

Member's Equity	48,760
Total Member's Equity	48,760
Total Liabilities and Member's Equity	$ 48,760

See Notes and Independent Auditor's Report

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Statement of Revenues, Expenses and Changes in Member's Equity
For The Year Ended December 31, 2005

Revenue:

Revenue	S	40,000
Total Revenue		40,000

Operating Expenses:

Rent	3,900
Telephone Expense	2,460
Fees	1,359
Startup Expenses	1,187
Information and News Expense	959
Business Development Expense	471
Postage Expense	114
Meals	46
Miscellaneous Expense	45
Supplies	42
Total Operating Expenses	10,583

Other Income:

Interest Income	27
Total Other Income	27

Net Income		29,444
Member's Contributions		14,165
Distributions to Member		(28,000)
Member's Equity, Beginning of Year		33,151
Member's Equity, End of Year	S	48,760

See Notes and Independent Auditor's Report

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Cash Flows from Operating Activities:

Net Income	$ 29,436

Adjustments to Reconcile Net Income to Net Cash
    Provided by (Used by) Operating Activities:

Increase in Accounts Receivable	(30,000)
Total Adjustments	(30,000)
Net Cash Provided by (Used in) Operating Activities	(564)

Cash Flows from Financing Activities:

Proceeds from Member's Contributions	14,165
Distributions Paid to Member	(28,000)
Net Cash Provided by (Used in) Financing Activities	(13,835)
Net Increase in Cash and Cash Equivalents	(14,399)
Cash and Cash Equivalents, Beginning of Year	21,017
Cash and Cash Equivalents, End of Year	$ 6,618

See Notes and Independent Auditor's Report

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PENCHANSKY & CO. PLLC

NOTE 1 – General:

Upton Advisors, LLC (the "Company") is a Limited Liability Company formed in the State of New Hampshire in 2004 and is taxed as a sole proprietorship (see Note No. 3). The Company operates as a provider of corporate advisory services. The Company's offices are located in Amherst, New Hampshire.

NOTE 2 - Summary of Significant Accounting Policies:

A. Basis of Accounting

The accompanying financial statements have been prepared on accrual basis of accounting. Under that basis, revenues are recognized when earned, and expenses are recognized when the obligation is incurred.

B. Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

C. Depreciation

The Company's office furniture, equipment, and computer equipment have not been depreciated. Accumulated depreciation is not considered to be material. The majority of the office furniture and computer equipment was contributed by the Company's member and was recorded at estimated fair market value.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. At December 31, 2005 the Company had no cash equivalents.

-Continued on Next Page-

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NOTE 2 - Summary of Significant Accounting Policies – continued:

E. Advertising

The Company follows the policy of charging the costs of advertising to expense as they are incurred. Advertising expense was S-0- for the year ended December 31, 2005.

NOTE 3 – Income Tax Matters:

The Company is a Limited Liability Company (LLC), which operates as a proprietorship for federal and state income purposes. Since a proprietorship is not a taxable entity, no federal income tax expense has been recorded in these financial statements. However, the Company is subject to the State of New Hampshire's Business Enterprise Tax. The tax liability for the year ended December 31, 2005 amounted to $-0-.

NOTE 4 – Operating Leases:

The Company occupies its office facilities under a month-to-month operating lease effective September, 2004. The current monthly rental fee is $325. This lease can be terminated by either party with 45 days notice.

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